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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of March 2004

                                  Kookmin Bank

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]             Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____ -

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [_]            No [X]

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On March 23, 2004, Kookmin Bank disclosed as follows:

Exhibit Index

99.1 Results of General Shareholders' Meeting for the Fiscal Year of 2003
99.2 Grant of Stock Options
99.3 New Board of Directors

                                                                               2

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Exhibit 99.1 Results of General Shareholders' Meeting for the Fiscal Year of
2003

On March 23, 2004, Kookmin Bank held the general shareholders' meeting for the fiscal year of 2003, and all the five agenda listed below were approved of and ratified as originally proposed.

[X] Agendum 1.    Approval of Non-Consolidated Financial Statements (Balance
                  Sheet; Income Statement; and Statement of Disposition of
                  Accumulated Deficit) for the Fiscal Year of 2003
[X] Agendum 2.    Partial Amendments to the Articles of Incorporation
[X] Agendum 3.    Appointment of Directors
[X] Agendum 4.    Appointment to the Audit Committee Member Candidates Who Are
                  Non-Executive Directors
[X] Agendum 5.    Approval of Previously Granted Stock Options

For each details of originally proposed agenda, please refer (Agenda of General Shareholders' Meeting for the Fiscal Year of 2003), which was disclosed on March 8, 2004.

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Exhibit 99.2 Grant of Stock Options

On March 23, 2004, the board of directors of Kookmin Bank approved and ratified granting of stock options to directors and a senior executive vice president of the Bank.

Pursuant to Article 13 of the Articles of Incorporation, the resolution by the Board are subject to the approval and ratification at the first-coming general shareholders' meeting after the date of grant.

The purpose of the grant is to motivate the grantees toward accomplishing business targets and responsible management, as their performances will be indexed to the exercisable number of options granted. The type of stock to be granted is Kookmin Bank's registered common share.

1.  List of Grantees and the Number of Options

--------------------------------------------------------------------------------
Name                  Position                            No. of Shares Granted
--------------------------------------------------------------------------------
Dong Soo Chung        Non-Executive Director              5,000 common shares
--------------------------------------------------------------------------------
Woon Youl Choi        Non-Executive Director              5,000 common shares
--------------------------------------------------------------------------------
Wang Ha Cho           Non-Executive Director              5,000 common shares
--------------------------------------------------------------------------------
Young Soon Cheon      Non-Executive Director              5,000 common shares
--------------------------------------------------------------------------------
Jung Young Kang       Senior Executive Vice President     10,000 common shares
--------------------------------------------------------------------------------
Total                 5 persons                           30,000 common shares
--------------------------------------------------------------------------------

2.  Adjustment to Number of Options for Senior Executive Vice President

The number of stock options granted to senior executive vice president, Mr. Jung Young Kang, is subject to adjustment based on the average score of the key performance indicators he will achieve for one year from the date of grant. Where the grantee resigns or transfers for new assignment before one-year term transpires, the calculation shall be made based upon the average score as of the end of the latest quarter prior to any such event.

Evaluation Method

--------------------------------------------------------------------------------
      Average Score                Calculation of Exercisable Option
--------------------------------------------------------------------------------
Less than 60 points      Stock option cancelled.
--------------------------------------------------------------------------------
Over 60 but              . Stock options resulting from multiplying the number
                           of stock options granted by average score exercised.
Less than 80 points      . Number of exercisable options = (Number of options
                           granted)x(Average score / 100)
--------------------------------------------------------------------------------
Over 80 points           Total number of the granted stock options exercised.
--------------------------------------------------------------------------------

3.  Grant Date: March 23, 2004

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4.  Method of Exercise

Kookmin Bank may choose to grant shares by means of: 1) issuing new shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price.

5.  Exercise Price

i) Non-Executive Director, lined to stock price indices

Formula

Exercise price = 47,200 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Rate of increase for KOSPI banking industry index = (KOSPI banking industry index after 1 year from the date of grant - KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant

Less than 100 Won of the calculated price is to be rounded up. Any negative rate of increase for KOSPI banking industry index is not reflected in the calculation.

ii) Executive Vice President:   47,200 Won

6.  Exercise Period:            From March 24, 2007 to March 23, 2012

7.  Adjustment to Exercise Price and Number of Options

In the event of any right offering, stock dividend, transfer of reserves to capital, stock split, reverse split, or merger, which require adjustments of the price or the numbers of stock after the option grant date, adjustment shall be made as needed in accordance with the resolutions reached by the Board of Directors for, i.e., number of options and the exercise price.

8.  Adjustment Following Resignation

If any grantee resigns or ceases employment with the Bank within 1 year from the grant date and option exercise conditions have been met, the grantees could exercise their exercisable number of options that shall be adjusted according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 1 Year

-----------

1. KOSPI banking industry index as of the date of resignation is used in the event any grantee resigns during the course of one year.

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Exhibit 99.3 New Board of Directors

As of March 23, 2004, the Board of Directors of Kookmin Bank consists of 4 executive directors and 12 non-executive directors as follows:


Executive directors
-------------------

----------------------------------------------------------------------------------------------------------
Name                      Title                                                      Member of
                                                                                     the Audit Committee
----------------------------------------------------------------------------------------------------------
Jung Tae Kim              President & Chief executive officer                        No
----------------------------------------------------------------------------------------------------------
Sung Nam Lee              Auditor & Executive director                               Yes
----------------------------------------------------------------------------------------------------------
Donald H. MacKenzie       Executive director & Senior executive vice president/      No
                          Risk Management Group
----------------------------------------------------------------------------------------------------------
Seong Kyu Lee             Executive director & Senior executive vice president/      No
                          Workout & Operations Group
----------------------------------------------------------------------------------------------------------



Non-executive directors
-----------------------

----------------------------------------------------------------------------------------------------------
Name                      Current position out of Kookmin Bank                       Member of
                                                                                     the Audit Committee
----------------------------------------------------------------------------------------------------------
Moon Soul Chung           Advisor, Mirae Corporation                                 No
----------------------------------------------------------------------------------------------------------
Sun Jin Kim               Chairman, Yuhan Chemical Industry Co.                      Yes
----------------------------------------------------------------------------------------------------------
Dong Soo Chung            Professor, Sangmyung University                            Yes
----------------------------------------------------------------------------------------------------------
Richard Elliott Lint      Principal, Mercer Human Resource Consulting                No
----------------------------------------------------------------------------------------------------------
Kyung Hee Yoon            Former Country manager & Managing director,                Yes
                          ING Ltd., Korea
----------------------------------------------------------------------------------------------------------
Seoung Woo Nam            CEO, Pulmuone Co., Ltd.                                    No
----------------------------------------------------------------------------------------------------------
Suk Yong Cha              President & CEO, Haitai Confectionery & Foods Co., Ltd.    No
----------------------------------------------------------------------------------------------------------
Bernard S. Black          Professor of Law, Stanford Law School                      No
----------------------------------------------------------------------------------------------------------
Ki Hong Kim               Professor of Business Administration,                      No
                          Chungbuk National University
----------------------------------------------------------------------------------------------------------
Woon Youl Choi            Dean of Graduate School of Business Administration,        No
                          Sogang University
----------------------------------------------------------------------------------------------------------
Wang Ha Cho               Vice chairman, Kolon                                       No
----------------------------------------------------------------------------------------------------------
Young Soon Cheon          Professor of Business Administration,                      Yes
                          Chungang University
----------------------------------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Kookmin Bank
                                    -----------------------------
                                    (Registrant)



Date: March 23, 2004                By:   /s/ Ki Sup Shin
                                    -----------------------------
                                    (Signature)
                                    Name:    Ki Sup Shin
                                    Title:   Senior Executive Vice President &
                                             Chief Financial Officer

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